Exhibit 6.14

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is made between Intel (“Intel”) and the company or organization named below (“Atari Hotels”) and replaces the parties’ MOU signed by Atari Hotels on February 10, 2022.

1. Purpose.

1.1. Intel and Atari wish to record in writing their proposals about potential future projects between them, as described in the Schedule (“Projects”).

2. Legally Binding Provisions.

2.1. The Schedule and Section 1 of this MOU are not legally binding. Subject to Section 2.2, no contract for the Projects will exist unless an agreement in writing is signed by the authorized representatives of each party.

2.2. Sections 2 to 6 of this MOU are legally binding.

3. Costs and Liability.

3.1. Each party will bear its own costs and expenses with regard to all negotiations and activities relating to the subject matter of this MOU.

3.2. Neither party will have any liability whatsoever to the other party under or in connection with this MOU or any Project, either in contract, tort or otherwise (including, without limitation, for negligence and misrepresentation), for: (a) loss of revenue; (b) loss of actual or anticipated profits; (c) loss of anticipated savings; (d) loss of reputation; (e) loss of, damage to or corruption of data; or (f) any indirect or consequential loss or damage howsoever arising.

3.3. Section 3.2 will not apply to: (a) liability for fraud or other criminal acts, deceit, death or personal injury resulting from negligence, fraudulent misrepresentation, and any other liability that cannot be excluded by law; or (b) any liability arising from breach of the obligations set out in Section 4.2 of this MOU.

4. IP and Confidentiality.

4.1. No license is granted under this MOU to either party under any of the other party’s intellectual property rights. Any such license must always be express and in writing.

4.2. Each party must treat the other party’s confidential information in accordance with the CNDA identified in the Schedule. The CNDA obligations will survive the termination of this MOU.

5. Term and Termination.

5.1. This MOU will be effective on the day it is last signed by all the parties.

5.2. Either party can at any time for any reason and without any liability: (a) end negotiations; or (b) terminate this MOU upon giving written notice to the other party.

6. General provisions.

6.1. The parties will comply with all applicable laws and regulations in performing activities relating to the subject matter of this MOU, including without limitation anti-corruption laws (including, for example, the Bribery Act 2010 of the UK and the Foreign Corrupt Practices Act 1977 of the US, as amended), export control laws and sanctions programs regulations (“Laws”). Each party agrees not do anything which would cause the other party to be in contravention of any Law.

6.2. This MOU does not create an exclusive relationship between the parties in relation to the Projects.

6.3. This MOU constitutes the entire understanding between the parties with regard to its subject matter. Neither party has relied on any statements or representations made by the other in connection with this MOU, which are not set out in this MOU. No variation of this MOU will be effective unless it is made in writing and signed by the authorized representatives of each party.

6.4. This MOU and all disputes arising out of or related to this MOU, whether based on contract, tort, or any other legal or equitable theory, will in all respects be: (a) governed by, and construed and interpreted under, the laws of the United States of America and the State of Delaware, without reference to conflict of laws principles; and (b) subject to the exclusive jurisdiction of the courts of the State of Delaware or of the Federal courts sitting in that State. Each party submits to the personal jurisdiction of those courts and waives all objections to that jurisdiction and venue for those disputes

Intel Corporation 2200 Mission College Blvd Santa Clara, CA 95054	Breakout 1976 GP LLC dba Atari Hotels 214 E. Roosevelt St. Phoenix, AZ 85004

Signature of Legal Representative	Signature of Legal Representative

Printed Name of Legal Representative	Printed Name of Legal Representative

Title of Legal Representative	Title of Legal Representative

Date	Date

Subject to contract, Intel and Atari Hotels intend to record their proposals with regard to the following Projects:

Project Name	AH Digital and Physical Properties
Project Description	Intel will endeavor to provide support in the form of products, services, and technology consultancy capabilities that result in the development of an end to end, future enabled, ’smart’ infrastructure for physical and virtual hotels/mixed-use properties with Atari Hotels:

	-	Focus areas from which Intel will likely provide aforementioned capabilities in support of Atari Hotels could come from (but not limited to) the following business units:

		o	5G and Network Products Group includes network and communication partners.

		o	Network Edge Group – includes Smart Cities, Smart Buildings, Hospitality (ecosystem partners inclusive of data/network, Out of Home, Digital Signage, CMS, on-site security and manufacturing).

		o	Cloud Services Group and Data Center AI Group (with access to the Dev Cloud for testing, early ship server, ethernet and Intel rendering toolkit) (Software and hardware support including, data analytics, visual analytics, security, computer vision, Habana and Movidius, Early access to Intel’s service models including SceneScape, Geti, OpenVINO, Deep Learning and Machine Learning models and future products).

		o	Intel Capital – introductions and access to portfolio of companies which support and involve but not limited to AI, Cloud, Edge, Compute and Autonomous vehicles

		o	Visual Cloud Team – scaling of compute, networking and storage inclusive of supporting immersive media experiences in AR, VR, MR and building of the metaverse

		o	Client Compute Group – includes expertise in high-end gaming and consumer-based client devices.

		o	Architecture, Graphics, & Software Services Group – software-based solutions and optimization including integrated and Intel’s upcoming launch of discreet graphics technology (GPUs).

	-	Orchestrate key introductions to ecosystem partners including system integrators (IT & OT), OEMs that can fulfil partnerships and/or solutions necessary for the project build and in consideration with total cost of ownership.

	-	Create an architectural and engineering task force: A subject matter-expert team to provide advisory, and potentially direct support for the project while assisting with recommendations, testing, education, future enabling in the business areas listed above.

	-	PR activities with leading execs to champion this announcement by providing market voice, positioning, and messaging together with on-site support.

	-	Exploring providing non-recurring engineering funds dedicated to standing up proof of concepts and other core needs of the project. This will be determined on a case by case basis and is subject to Intel executive approval in accordance with Intel policies associated with such investments.

Atari Hotels Provides:

	-	Atari Hotels along with all associated entities involved agree Intel will be acting in this technology, strategic capacity to focus on the areas of 5G, Compute, Graphics, Edge, Smart Cities/Smart Spaces, Hospitality IoT, AI, and additional data driven opportunities for the purpose of building virtual or physical Atari Hotels.

	-	Inclusion in all PR for upcoming 3rd party announcements at launch, and participatory phased of Atari Hotels.

	-	Participation in co-marketing and industry related events with representatives of Atari Hotels and/or other key partners.

	-	Permission to use existing non-NDA marketing collateral of Atari Hotels property including photos, time lapse videos or create these materials to communicate and demonstrate Intel’s participation in Atari Hotels development, innovation and enablement involving various use cases.

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